UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed August 12, 2025
File No. 333-284180

Dear Eric Gripentrog:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025, letter.

Amendment No. 9 to Registration Statement on Form S-1

General

1. We continue to consider your response to prior comment 1, including your statements that:

- "the funding of the private placement will occur upon the completion of the closing conditions set forth in the purchase agreements;"
- the conditions include "confirmation by Nasdaq of the acceptance of the direct listing;"
- "[a]ll closing conditions are outside of the investors' control;"
- "the Company will only request effectiveness . . . upon receipt from Nasdaq of

acceptance of the direct listing;”

- “[t]herefore, the investors are irrevocably bound to purchase the securities subject to the filing and effectiveness of the Registration Statement;” and
- “prior to the closing, but upon receipt of listing confirmation from Nasdaq, the investors must deliver [their] subscription amounts to [the] escrow agent.”

Please explain in detail the expected timing, in relation to each other, of (1) your expected request for effectiveness, (2) receipt of Nasdaq’s approval of the listing application, (3) the opening of trading for the company’s securities, (4) the required payment for the Series A and B Convertible Preferred Stock, and (5) the closing of the private placement transaction.

2. We note that the terms of the Securities Purchase Agreement filed as Exhibit 10.23 provide that the “direct listing of the Company’s securities” is a condition precedent to the purchasers’ obligations to pay the subscription amounts and that a closing shall not occur until all conditions precedent to those obligations have been satisfied. Please clarify, with regard to the definition of “Qualified Event” in the Securities Purchase Agreement, what is meant by “the direct listing of the Company’s securities on a Trading Market.” You disclose in the filing that “[f]unding of the purchase of such preferred stock is conditioned upon <u>completion</u> of the Direct Listing” (cover page) and that “[o]n July 22, 2025 the Company agreed upon the <u>consummation</u> of the Direct Listing to issue 1,800,000 shares of convertible preferred stock to 6 accredited investors in a private placement transaction.” (page II-2). Please reconcile these disclosures and terms with the statements in your response to prior Comment 1 that “upon receipt of listing confirmation from Nasdaq, the investors must deliver [their] subscription amounts to [the] escrow agent” and with the provisions of the Securities Purchase Agreement that provide “[t]he Registrable Securities shall be immediately tradable at the time of the Qualified Event” and that “Bonus Preferred Shares [might] have converted into the Company’s Common Stock in advance of a Qualified Event. . . .”

3. In light of your response that all conditions to closing are outside the control of the private placement purchasers, please advise us whether those purchasers would be restricted from submitting bids or offers in connection with the opening of trading in the direct listing. If so, advise us of the earliest date on which such investors would be permitted to resell securities in reliance on the registration statement.

<u>Risk Factors</u>
<u>Risks Related to This Offering and Ownership of Our Common Stock, page 30</u>

4. Please revise to add a risk factor describing the potential conflict that Joseph Gunnar & Co., LLC, in its capacity as the Advisor, may face in making its decision to proceed at the Current Reference Price while also having served as the placement agent in the July 22, 2025, private placement transaction.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Barry P. Biggar, Esq.